EX-99.d.2

Schedule A

Fund Name	Effective Date	Management Fee (as a % of average daily net assets)
Macquarie Global Listed Instructure ETF	November 1, 2023	0.49%
Macquarie Energy Transition ETF	November 1, 2023	0.79%
Macquarie Tax-Free USA Short Term ETF	November 1, 2023	0.29%
Macquarie Focused Large Growth ETF	May 9, 2024	0.44%
Macquarie Focused Emerging Markets Equity ETF	July 12, 2024	0.85%
Macquarie Focused International Core ETF	February 2, 2025	0.59%
Macquarie Focused SMID Cap Core ETF	February 2, 2025	0.69%
Macquarie Tax-Free USA Intermediate ETF	February 2, 2025	0.35%
Macquarie Tax-Free USA ETF	February 2, 2025	0.39%
Macquarie National High-Yield Municipal Bond ETF	February 2, 2025	0.49%